Exhibit 99(b)
CAPITALIZATION AND INDEBTEDNESS
The following table presents our capitalization and indebtedness at September 30, 2021:

At September 30, 2021
(in millions)
Total short-term borrowings(1)	¥47,004,616
Long-term debt:
Obligations under finance leases	16,099
Unsubordinated debt	28,551,917
Subordinated debt	4,358,601
Obligations under loan securitization transactions	569,415
Debt issuance costs	(13,818)
Total long-term debt	33,482,214
Shareholders’ equity:
Capital stock, with no stated value (common stock authorized: 33,000,000,000 shares; common stock issued: 13,581,995,120 shares)	2,090,270
Capital surplus	5,524,313
Retained earnings:
Appropriated for legal reserve	239,571
Unappropriated retained earnings	9,166,932
Accumulated other comprehensive income, net of taxes	(81,491)
Treasury stock, at cost: 742,541,406 common shares	(506,357)
Total shareholders’ equity	16,433,238
Noncontrolling interests	667,581
Total equity	17,100,819
Total capitalization and indebtedness	¥50,583,033

Note:	(1)	Total short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account and other short-term borrowings.